Sierra Wireless Reports Third Quarter 2017 Results

Revenue increases 12.8% year-over-year to $173.2 million in the third quarter of 2017

VANCOUVER, BRITISH COLUMBIA - November 2, 2017 - Sierra Wireless, Inc. (NASDAQ: SWIR) (TSX: SW) today reported results for its third quarter ending September 30, 2017. All results are reported in U.S. dollars and are prepared in accordance with United States generally accepted accounting principles (GAAP), except as otherwise indicated below.

“In the third quarter of 2017, we delivered strong revenue and profitability growth on a year-over-year basis, driven by performance improvements in each of our three business segments,” said Jason Cohenour, President and CEO.  “We continue to strengthen our leadership position in the Internet of Things with technology innovations, new product launches, new customer wins and strategic acquisitions."

Revenue for the third quarter of 2017 was $173.2 million, an increase of 12.8% compared to $153.6 million in the third quarter of 2016. Revenue from OEM Solutions was $138.5 million in the third quarter of 2017, up 8.4% compared to $127.8 million in the third quarter of 2016. Revenue from Enterprise Solutions was $26.3 million in the third quarter of 2017, up 38.8% compared to $18.9 million in the third quarter of 2016. Revenue from Cloud and Connectivity Services was $8.4 million in the third quarter of 2017, up 23.0% compared to $6.9 million in the third quarter of 2016.

GAAP RESULTS

•	Gross margin was $57.8 million, or 33.3% of revenue, in the third quarter of 2017, compared to $49.4 million, or 32.1% of revenue, in the third quarter of 2016.

•
Operating expenses were $57.5 million and earnings from operations were $0.2 million in the third quarter of 2017, compared to operating expenses of $49.4 million and a loss from operations of $0.1 million in the third quarter of 2016.

•	Net earnings were $1.2 million, or $0.04 per diluted share, in the third quarter of 2017, compared to a net loss of $1.8 million, or $0.06 diluted per share, in the third quarter of 2016.

NON-GAAP RESULTS

•	Gross margin was 33.4% in the third quarter of 2017, compared to 32.2% in the third quarter of 2016.

•
Operating expenses were $48.6 million and earnings from operations were $9.3 million in the third quarter of 2017, compared to operating expenses of $43.2 million and earnings from operations of $6.3 million in the third quarter of 2016.

•	Net earnings were $7.6 million, or $0.23 per diluted share, in the third quarter of 2017, compared to net earnings of $4.1 million, or $0.13 per diluted share, in the third quarter of 2016.

•	Adjusted earnings before interest, taxes, depreciation and amortization ("Adjusted EBITDA") were $13.1 million in the third quarter of 2017, compared to $9.7 million in the third quarter of 2016.

Cash and cash equivalents at the end of the third quarter of 2017 were $74.2 million, representing a decrease of $14.8 million compared to the end of the second quarter of 2017. The decrease in cash was primarily due to high working capital requirements.

Acquisition
On August 2, 2017, we entered into a definitive merger agreement (the "Merger Agreement") to acquire Numerex Corp. ("Numerex") in a stock-for-stock merger transaction (the "Transaction"). Under the terms of the Merger Agreement, Numerex stockholders will receive a fixed exchange ratio of 0.18 common shares of Sierra Wireless for each share of Numerex common stock. Concurrent with closing, Numerex's debt of approximately $20 million and other obligations of approximately $4 million will be repaid with cash. We expect the acquisition to expand our position as a leading global IoT pure-play and significantly increase our subscription-based recurring services revenue. On October 23, 2017, the Transaction was granted early termination of the waiting period pursuant to the U.S. Hart-Scott-Rodino Antitrust Improvements Act of 1976. On October 30, 2017, the U.S. Securities and Exchange Commission declared our Registration Statement on Form F-4 (containing the proxy statement/prospectus relating to the Transaction) effective under the U.S. Securities Act of 1933 and the proxy statement/prospectus was mailed to Numerex’s stockholders shortly thereafter. The special meeting of Numerex stockholders to consider and vote on the approval of the Transaction has been scheduled for December 6, 2017. The Transaction is expected to close in December 2017, subject to the receipt of Numerex stockholder approval, certain regulatory approvals, and satisfaction of other customary closing conditions.

Financial Guidance
For the fourth quarter of 2017, we expect revenue to be in the range of $172 million to $180 million and non-GAAP earnings per share to be in the range of $0.21 to $0.29.

This Non-GAAP guidance reflects current business indicators and expectations. Inherent in this guidance are risk factors that are described in greater detail in our regulatory filings. Our actual results could differ materially from those presented above. All figures are approximations based on management's current beliefs and assumptions.

Non-GAAP Financial Measures
We disclose non-GAAP financial measures as we believe they provide useful information on actual operating performance and assist in comparisons from one period to another. Readers are cautioned that non-GAAP financial measures do not have any standardized meaning prescribed by U.S. GAAP and therefore may not be comparable to similar measures presented by other companies.

Non-GAAP gross margin excludes the impact of stock-based compensation expense and related social taxes and certain other nonrecurring costs or recoveries.

Non-GAAP earnings (loss) from operations excludes the impact of stock-based compensation expense and related social taxes, amortization related to acquisitions, acquisition-related and integration expense, restructuring expense, impairment and certain other nonrecurring costs or recoveries.

In addition to the above, Non-GAAP net earnings (loss) and non-GAAP earnings (loss) per share exclude the impact of foreign exchange gains or losses on translation of certain balance sheet accounts, unrealized foreign exchange gains or losses on forward contracts and certain tax adjustments.

We use the above-noted non-GAAP financial measures for planning purposes and to allow us to assess the performance of our business before including the impacts of the items noted above as they affect the comparability of our financial results. These non-GAAP measures are reviewed regularly by management and the Board of Directors as part of the ongoing internal assessment of our operating performance. We also use non-GAAP earnings from operations as one component in determining short-term incentive compensation for management employees.

Adjusted EBITDA is defined as net earnings (loss) plus stock-based compensation expense and related social taxes, acquisition-related and integration expense, restructuring expense, impairment, certain other nonrecurring costs or recoveries, amortization, foreign exchange gains or losses on translation of certain balance sheet accounts, unrealized foreign exchange gains or losses on forward contracts, interest and income tax expense. Adjusted EBITDA is a metric used by investors and analysts for valuation purposes and we believe that it is an important indicator of our operating performance and our ability to generate liquidity through operating cash flow that will fund future working capital needs and capital expenditures.

Conference call and webcast details
Sierra Wireless President and CEO, Jason Cohenour, and CFO, David McLennan, will host a conference call and webcast with analysts and investors to review the results on Thursday, November 2, 2017, at 6:00 PM Eastern Time (3:00 PM PT). A live slide presentation will be available for viewing during the call from the link provided below.
To participate in this conference call, please dial the following number approximately ten minutes prior to the start of the call:

•	Toll-free (Canada and US): 1-877-201-0168

•	Alternate number: 1-647-788-4901

•	Conference ID: 75777631

To access the webcast, please follow the link below:
Sierra Wireless Q3 2017 Conference Call and Webcast
If the above link does not work, please copy and paste the following URL into your browser:
http://event.on24.com/r.htm?e=1494794&s=1&k=14795ECFA155598D365EF53424FC9A09
The webcast will remain available at the above link for one year following the call.

Investor and Media Contact:
David Climie
Vice President, Investor Relations
+1 (604) 231-1137
dclimie@sierrawireless.com

Investor Contact:
David G. McLennan
Chief Financial Officer
+1 (604) 231-1181
investor@sierrawireless.com

Cautionary Note Regarding Forward-Looking Statements
Certain statements and information in this press release are not based on historical facts and constitute forward-looking statements or forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws (“forward-looking statements”) including statements and information relating to our financial guidance for the fourth quarter of 2017 and our fiscal year 2017, our business outlook for the short and longer term, statements regarding our strategy, plans and future operating performance. Forward-looking statements are provided to help you understand our views of our short and long term plans, expectations and prospects. We caution you that forward-looking statements may not be appropriate for other purposes. We do not intend to update or revise our forward-looking statements unless we are required to do so by securities laws.

Forward-looking statements:

•	Typically include words and phrases about the future such as “outlook”, “will”, “may", “estimates”, “intends”, “believes”, “plans”, “anticipates” and “expects”.

•	Are not promises or guarantees of future performance. They represent our current views and may change significantly.

•	Are based on a number of material assumptions, including, but not limited to, those listed below, which could prove to be significantly incorrect:

•	our ability to develop, manufacture and sell new products and services that meet the needs of our customers and gain commercial acceptance;

•	our ability to continue to sell our products and services in the expected quantities at the expected prices and expected times;

•	expected cost of goods sold;

•	expected component supply constraints;

•	our ability to win new business;

•
our ability to complete the proposed acquisition of Numerex Corp. ("Numerex"), in December 2017, to integrate Numerex's business, operations and workforce with ours and to return the Numerex business to profitable growth and realize the expected benefits of the acquisition;

•	our ability to integrate other acquired businesses and realize expected benefits;

•	expected deployment of next generation networks by wireless network operators;

•	our operations not being adversely disrupted by component shortages or other development, operating or regulatory risks; and

•	expected tax rates and foreign exchange rates.

•
Are subject to substantial known and unknown material risks and uncertainties. Many factors could cause our actual results, achievements and developments in our business to differ significantly from those expressed or implied by our forward-looking statements, including without limitation, the following factors. These risk factors and others are discussed in our Annual Information Form and Management's Discussion and Analysis of Financial Condition and Results of Operations, which may be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov and in our other regulatory filings with the Securities and Exchange Commission in the United States and the Provincial Securities Commissions in Canada:

•	risks related to the proposed acquisition of Numerex;

•	competition from new or established cloud and connectivity service providers or from those with greater resources;

•	disruption of, and demands on, our ongoing business and diversion of management's time and attention in connection with other acquisitions or divestitures;

•	the loss of any of our significant customers;

•	cyber-attacks or other breaches of our information technology security;

•	difficult or uncertain global economic conditions;

•	our financial results being subject to fluctuation;

•	our ability to attract or retain key personnel;

•	risks related to infringement on intellectual property rights of others;

•	our ability to obtain necessary rights to use software or components supplied by third parties;

•	our ability to enforce our intellectual property rights;

•	our ability to respond to changing technology, industry standards and customer requirements;

•	our reliance on single source suppliers for certain components used in our products;

•	failures of our products or services due to design flaws and errors, component quality issues, manufacturing defects or other quality issues;

•	our dependence on a limited number of third party manufacturers;

•	unanticipated costs associated with litigation or settlements;

•	our dependence on wireless network carriers to offer and promote acceptable wireless service programs;

•	risks related to contractual disputes with counterparties;

•	risks related to governmental regulation;

•	risks related to the transmission, use and disclosure of user data and personal information; and

•	risks inherent in foreign jurisdictions.

About Sierra Wireless
Sierra Wireless (NASDAQ: SWIR) (TSX: SW) is building the Internet of Things with intelligent wireless solutions that empower organizations to innovate in the connected world. Customers start with Sierra because we offer the industry’s most comprehensive portfolio of 2G, 3G and 4G embedded modules and gateways, seamlessly integrated with our secure cloud and connectivity services. OEMs and enterprises worldwide trust our innovative solutions to get their connected products and services to market faster. Sierra Wireless has more than 1,100 employees globally and operates R&D centers in North America, Europe and Asia. For more information, visit www.sierrawireless.com.

"AirPrime," "AirLink," and "AirVantage" are trademarks of Sierra Wireless. Other product or service names mentioned herein may be the trademarks of their respective owners.

SIERRA WIRELESS, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE EARNINGS (LOSS)
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2017	2016	2017	2016
Revenue	$173,241	$153,560	$508,544	$452,586
Cost of goods sold	115,466	104,192	335,411	303,639
Gross margin	57,775	49,368	173,133	148,947

Expenses
Sales and marketing	18,127	15,519	55,138	47,194
Research and development	21,525	18,015	61,533	55,030
Administration	10,560	11,435	31,525	31,248
Restructuring	199	—	831	—
Acquisition-related and integration	2,077	34	3,403	467
Impairment	—	—	3,668	—
Amortization	5,049	4,418	14,435	12,905
	57,537	49,421	170,533	146,844
Earnings (loss) from operations	238	(53)	2,600	2,103
Foreign exchange gain	1,667	590	6,283	1,811
Other income	32	23	29	81
Earnings before income taxes	1,937	560	8,912	3,995
Income tax expense	710	2,329	1,247	4,328
Net earnings (loss)	$1,227	$(1,769)	$7,665	$(333)
Other comprehensive earnings (loss):
Foreign currency translation adjustments, net of taxes of $nil	3,822	(973)	11,862	(92)
Comprehensive earnings (loss)	$5,049	$(2,742)	$19,527	$(425)

Net earnings (loss) per share (in dollars)
Basic	$0.04	$(0.06)	$0.24	$(0.01)
Diluted	0.04	(0.06)	0.23	(0.01)

Weighted average number of shares outstanding (in thousands)
Basic	32,200	32,043	32,093	32,055
Diluted	32,735	32,043	32,665	32,055

SIERRA WIRELESS, INC.
CONSOLIDATED BALANCE SHEETS
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)

	September 30, 2017	December 31, 2016
Assets
Current assets
Cash and cash equivalents	$74,206	$102,772
Accounts receivable, net of allowance for doubtful accounts of $1,883 (December 31, 2016 - $2,486)	148,134	143,798
Inventories	56,987	40,913
Prepaids and other	6,463	6,530
	285,790	294,013
Property and equipment	36,566	34,180
Intangible assets	67,298	74,863
Goodwill	167,062	154,114
Deferred income taxes	16,954	16,039
Other assets	10,419	5,250
	$584,089	$578,459

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$144,902	$167,500
Deferred revenue and credits	3,666	5,263
	148,568	172,763
Long-term obligations	34,035	32,654
Deferred income taxes	11,493	11,458
	194,096	216,875
Equity
Shareholders’ equity
Common stock: no par value; unlimited shares authorized; issued and outstanding: 32,219,652 shares (December 31, 2016 - 31,859,960 shares)	349,598	342,450
Preferred stock: no par value; unlimited shares authorized; issued and outstanding: nil shares	—	—
Treasury stock: at cost: 225,440 shares (December 31, 2016 – 355,471 shares)	(3,256)	(5,134)
Additional paid-in capital	25,786	24,976
Retained earnings	20,429	13,718
Accumulated other comprehensive loss	(2,564)	(14,426)
	389,993	361,584
	$584,089	$578,459

SIERRA WIRELESS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of U.S. dollars)
(unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2017	2016	2017	2016
Cash flows provided by (used in):
Operating activities
Net earnings (loss)	$1,227	$(1,769)	$7,665	$(333)
Items not requiring (providing) cash
Amortization	7,548	6,577	21,739	18,851
Stock-based compensation	2,769	1,847	7,472	5,784
Deferred income taxes	(36)	—	(1,340)	—
Impairment	—	—	3,668	—
Unrealized foreign exchange (gain) loss	(2,202)	120	(8,046)	(1,423)
Other	(43)	(93)	(225)	(204)
Changes in non-cash working capital
Accounts receivable	(12,819)	7,144	749	(4,190)
Inventories	9,047	(2,213)	(14,193)	10,964
Prepaids and other	(215)	3,514	(4,753)	3,455
Accounts payable and accrued liabilities	(16,977)	7,763	(25,559)	13,462
Deferred revenue and credits	(343)	1,705	(1,643)	958
Cash flows provided by (used in) operating activities	(12,044)	24,595	(14,466)	47,324
Investing activities
Additions to property and equipment	(2,939)	(4,540)	(10,879)	(12,810)
Additions to intangible assets	(288)	(201)	(1,385)	(737)
Proceeds from sale of property and equipment	—	—	27	3
Acquisition of GNSS business	—	—	(3,145)	—
Acquisition of GenX Mobile Incorporated, net of cash acquired	—	(5,900)	—	(5,900)
Cash flows used in investing activities	(3,227)	(10,641)	(15,382)	(19,444)
Financing activities
Issuance of common shares	363	98	5,285	1,569
Repurchase of common shares for cancellation	—	—	(2,779)	(6,206)
Purchase of treasury shares for RSU distribution	—	—	—	(4,214)
Taxes paid related to net settlement of equity awards	(7)	(13)	(1,096)	(790)
Payment for contingent consideration	(161)	—	(1,397)	(16)
Decrease in other long-term obligations	(106)	(152)	(340)	(290)
Cash flows provided by (used in) financing activities	89	(67)	(327)	(9,947)
Effect of foreign exchange rate changes on cash and cash equivalents	376	(266)	1,609	185
Cash and cash equivalents, increase (decrease) in the period	(14,806)	13,621	(28,566)	18,118
Cash and cash equivalents, beginning of period	89,012	98,433	102,772	93,936
Cash and cash equivalents, end of period	$74,206	$112,054	$74,206	$112,054

SIERRA WIRELESS, INC.

RECONCILIATION OF GAAP AND NON-GAAP RESULTS BY QUARTER

(in thousands of U.S. dollars, except where otherwise stated)	2017			2016
	Q3	Q2	Q1	Total	Q4	Q3	Q2	Q1

Gross margin - GAAP	$57,775	$59,697	$55,661	$217,743	$68,796	$49,368	$52,764	$46,815
Stock-based compensation and related social taxes	123	108	108	420	99	108	107	106
Realized gains (losses) on hedge contracts	12	—	—	—	—	—	—	—
Other nonrecurring costs (recoveries)	—	—	—	(13,045)	(13,045)	—	—	—
Gross margin - Non-GAAP	$57,910	$59,805	$55,769	$205,118	$55,850	$49,476	$52,871	$46,921

Earnings (loss) from operations - GAAP	$238	$3,849	$(1,487)	$21,348	$19,245	$(53)	$3,411	$(1,255)
Stock-based compensation and related social taxes	2,780	2,577	2,148	7,596	1,845	1,856	1,902	1,993
Acquisition-related and integration	2,077	875	451	843	376	34	59	374
Restructuring	199	259	373	—	—	—	—	—
Other nonrecurring costs (recoveries)	—	42	276	(11,762)	(13,045)	1,283	—	—
Realized gains (losses) on hedge contracts	210	—	—	—	—	—	—	—
Impairment	—	—	3,668	—	—	—	—	—
Acquisition-related amortization	3,845	3,694	3,641	12,102	3,308	3,206	3,058	2,530
Earnings from operations - Non-GAAP	$9,349	$11,296	$9,070	$30,127	$11,729	$6,326	$8,430	$3,642

Net earnings (loss) - GAAP	$1,227	$6,649	$(211)	$15,385	$15,718	$(1,769)	$718	$718
Stock-based compensation and related social taxes, restructuring, impairment, acquisition-related, integration and other nonrecurring costs (recoveries)	5,056	3,753	6,916	(3,323)	(10,824)	3,173	1,961	2,367
Amortization	7,548	7,194	6,997	25,894	7,043	6,577	6,706	5,568
Interest and other, net	(32)	12	(9)	(83)	(2)	(23)	(32)	(26)
Foreign exchange loss (gain)	(1,457)	(3,517)	(1,099)	1,736	3,547	(590)	1,071	(2,292)
Income tax expense (recovery)	710	705	(168)	4,310	(18)	2,329	1,654	345
Adjusted EBITDA	13,052	14,796	12,426	43,919	15,464	9,697	12,078	6,680
Amortization (exclude acquisition-related amortization)	(3,703)	(3,500)	(3,356)	(13,792)	(3,735)	(3,371)	(3,648)	(3,038)
Interest and other, net	32	(12)	9	83	2	23	32	26
Income tax expense - Non-GAAP	(1,791)	(1,591)	(1,418)	(8,241)	(2,900)	(2,208)	(2,086)	(1,047)
Net earnings - Non-GAAP	$7,590	$9,693	$7,661	$21,969	$8,831	$4,141	$6,376	$2,621

Diluted net earnings (loss) per share
GAAP - (in dollars per share)	$0.04	$0.20	$(0.01)	$0.48	$0.49	$(0.06)	$0.02	$0.02
Non-GAAP - (in dollars per share)	$0.23	$0.30	$0.24	$0.68	$0.27	$0.13	$0.20	$0.08

SIERRA WIRELESS, INC.

SEGMENTED RESULTS

(In thousands of U.S. dollars, except where otherwise stated)	2017			2016
	Q3	Q2	Q1	Total	Q4	Q3	Q2	Q1

OEM Solutions
Revenue	$138,531	$144,561	$133,000	$516,517	$135,211	$127,765	$132,667	$120,874
Gross margin (2) (3)
- GAAP	$41,161	$46,323	$42,078	$166,596	$54,110	$37,191	$41,005	$34,290
- Non-GAAP	$41,268	$46,413	$42,167	$154,988	$42,232	$37,280	$41,096	$34,380
Gross margin % (2) (3)
- GAAP	29.7%	32.0%	31.6%	32.3%	40.0%	29.1%	30.9%	28.4%
- Non-GAAP	29.8%	32.1%	31.7%	30.0%	31.2%	29.2%	31.0%	28.4%

Enterprise Solutions
Revenue	$26,277	$21,661	$21,718	$71,486	$20,976	$18,938	$16,577	$14,995
Gross margin (1) (2) (3)
- GAAP	$12,631	$10,276	$10,485	$39,949	$12,002	$9,273	$8,922	$9,752
- Non-GAAP	$12,652	$10,289	$10,500	$38,913	$10,930	$9,286	$8,934	$9,763
Gross margin % (1) (2) (3)
- GAAP	48.1%	47.4%	48.3%	55.9%	57.2%	49.0%	53.8%	65.0%
- Non-GAAP	48.1%	47.5%	48.3%	54.4%	52.1%	49.0%	53.9%	65.1%

Cloud and Connectivity Services
Revenue	$8,433	$7,288	$7,075	$27,604	$6,834	$6,857	$6,985	$6,928
Gross margin
- GAAP	$3,983	$3,098	$3,098	$11,198	$2,684	$2,904	$2,837	$2,773
- Non-GAAP	$3,990	$3,103	$3,102	$11,217	$2,688	$2,910	$2,841	$2,778
Gross margin %
- GAAP	47.2%	42.5%	43.8%	40.6%	39.3%	42.4%	40.6%	40.0%
- Non-GAAP	47.3%	42.6%	43.8%	40.6%	39.3%	42.4%	40.7%	40.1%

Total
Revenue	$173,241	$173,510	$161,793	$615,607	$163,021	$153,560	$156,229	$142,797
Gross margin
- GAAP	$57,775	$59,697	$55,661	$217,743	$68,796	$49,368	$52,764	$46,815
- Non-GAAP	$57,910	$59,805	$55,769	$205,118	$55,850	$49,476	$52,871	$46,921
Gross margin %
- GAAP	33.3%	34.4%	34.4%	35.4%	42.2%	32.1%	33.8%	32.8%
- Non-GAAP	33.4%	34.5%	34.5%	33.3%	34.3%	32.2%	33.8%	32.9%

(1) Q1 2016 Enterprise Solutions results include a $1.9 million recovery from a legal settlement with a supplier related to a quality issue with a component used in some of our gateway products. Excluding this recovery, GAAP and Non-GAAP gross margin percentage would have been 52.4% and 52.5%, respectively.
(2) Q2 2016 OEM Solutions results include a $1.7 million recovery from certain legal costs pursuant to a favorable arbitration decision on a contract dispute with an intellectual property licensor. Excluding this recovery, GAAP and Non-GAAP gross margin percentage would have been 29.6% and 29.7%, respectively. Q2 2016 Enterprise Solutions results also include a $0.2 million recovery from this arbitration decision. Excluding this recovery, GAAP and Non-GAAP gross margin percentage would have been 52.7% and 52.8%, respectively.

(3) Q4 2016 OEM Solutions and Enterprise Solutions GAAP gross margins include a favorable impact of $12.9 million and $1.5 million, respectively, of a change in estimate on accrued royalty obligations. This is comprised of two components, an amount of $11.7 million and $1.3 million, respectively, related to a one-time reduction effective October 1, 2016 (excluded from non-GAAP gross margin), and a $1.2 million and $0.2 million, respectively, favorable impact related to royalties accrued on the products sold in Q4, 2016 (included in non-GAAP gross margin).